THREE FORKS, INC.
                         555 ELDORADO BLVD., SUITE #100
                              BROOMFIELD, CO 80021
                                 (303) 404-2160




                                 August 12, 2014


Securities and Exchange Commission
100 F Street, Mail Stop 7010
Washington, DC 20549

Re:     Three Forks, Inc.
        File No. 333-192228


Dear Sir or Madame:

The undersigned, Three Forks, Inc., a Colorado corporation (the "Registrant"), has filed a Registration Statement on Form S-1 (No. 333-192228) (the "Registration Statement") with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended.

The Registrant hereby acknowledges that:

o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

o the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant respectfully requests that the effective date of the Registration Statement be accelerated to 10:00 AM on August 14, 2014 or as soon thereafter as is possible.

                                                 Sincerely,

                                                 THREE FORKS, INC.

                                                 /s/ W. Edward Nichols


                                                 W. Edward Nichols,
                                                 Chief Executive Officer